August 25, 2006

Mail Stop 6010

Benton H. Wilcoxon
Chairman of the Board
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA 92614

> **Re:** **Composite Technology Corporation**
> **Registration Statement on Form S-3**
> **Filed June 1, 2006**
> **File No. 333-134652**

Dear Mr. Wilcoxon:

We have reviewed your response letter dated August 14, 2006, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Where You Can Find More Information , page 25

1.   Please update the incorporation by reference section to include all recent filings and amendments of the registrant.

Consents of the Independent Registered Public Accounting Firms, Exhibit 23

2.   Please provide updated consents of the independent accountants of the registrant and EU Energy.

Form 8-K Dated July 3, 2006

Audited Financial Statements of EU Energy

3.   Since you have prepared your financial statements in a currency other than the U.S. dollar please revise to provide the disclosures of exchange rates required by Item 3.A.3 of Form 20-F. We note that the amounts included in the pro forma financial statements related to EU Energy are in U.S. Dollars and are different from the amounts in the separate financial statements of EU Energy.

4.   We reference the financial statements of EU Energy that are presented from January 30, 2004 through March 31, 2005. Please revise to comply with the requirements of Rule 3-06 of Regulation S-X that fiscal years cannot exceed 12 months.

5.   We reference the $18 million extraordinary income recorded in fiscal 2006 and the significant excess of fair value of acquired net assets over cost related to the Dewind acquisition discussed in Note 2 on page 11. Please tell us the circumstances that resulted in the significant excess fair value of acquired net assets over cost. Clarify how the fair value of the assets and liabilities acquired were determined. Clarify whether these were related entities at the time of the acquisition. Please tell us how you complied with the requirements of footnote 19 to paragraph 44 of SFAS 141. Tell us how you reassessed whether all the acquired assets and assumed liabilities have been identified and recognized and how you performed remeasurements to verify that the consideration paid, assets acquired and liabilities assumed have been properly measured. Tell us about any additional obligations or contingent consideration related to the Dewind acquisition.

6.   In addition, tell us about EU Energy's financial obligations related to the warranty and product guarantees discussed in Note 5 and how the liability was determined at the time of the acquisition. Clarify why the reserves at March 31, 2006 disclosed in Note 5 were significantly higher than the reserves at the time of the acquisition of Dewind.

7.   Please tell us whether the receivables have been collected and whether there were any subsequent impairments recorded for the inventory or receivables acquired from Dewind.

8.   We reference the discussion in Note 7 of the contingencies with regard to the bank bonds issued by Dewind to guarantee the performance of certain contractual obligations and the "full funding" of the capital reserve agreements with its parent. Please tell us about these contingencies and how they were considered in the purchase price allocation disclosed in Note 2.

Interim Financial Statements

9.   Please revise to remove the interim financial statements for the nine months ended June 30, 2006 and provide the financial statements for the interim period since the date of the audited financial statements (i.e., three months ended June 30, 2006). Refer to the requirements of Rule 3-05(b) and 3-02(b) of Regulation S-X.

Pro Forma Financial Statements

10.   We note that you refer to an independent appraisal on page 1 and in Note 9(e). While you are not required to make reference to this independent valuation, when you do so, you must name the expert and file their written consent as an exhibit to the registration statement. See Item 601(b) of Regulation S-K.

11.   Please disclose the nature of the adjustment in Note (h) on page 3.

12.   Please disclose the primary reasons for the acquisition of EU Energy and provide a description of the factors that contributed to the significant amounts of goodwill recorded. Refer to paragraph 51.b. of SFAS 141.

13.   Revise Note (a) to disclose the price that was used to value the stock issued as purchase consideration and clarify how this was determined.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have any questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): Kevin K. Leung, Esq.